Sub-Item 77I: Terms of new or amended securities

At its December 16, 2016 Meeting of the Board of Trustees, the
Board approved the creation of the Elkhorn Roubini Country
Rotation ETF, an additional series of Elkhorn ETF Trust (the
"Trust").

At its February 27, 2016 Meeting of the Board of Trustees, the
Board approved the termination of the Elkhorn S&P 500 Capital
Expenditures Portfolio and Elkhorn FTSE RAFI U.S. Equity Income
ETF, each an additional series of Elkhorn ETF Trust (the
"Trust").

At its March 8, 2017 Meeting of the Board of Trustees, the Board approved the creation of the Elkhorn Lunt SmallCap Low Vol/High
Beta Tactical ETF, Elkhorn Lunt MidCap Low Vol/High Beta
Tactical ETF and Elkhorn S&P MidCap Real Estate Portfolio, each an additional series of Elkhorn ETF Trust (the "Trust").